novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04046365

17/11/2004

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 41-44 (incl.) sent to the Copenhagen Stock Exchange in October and November, 2004.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

October 27, 2004

Novozymes A/S

Group financial statement for the first three quarters of 2004

The results for the first three quarters of 2004 were better than expected. The outlook for the full-year results is being adjusted upwards.

- Calculated in local currencies, sales rose by 7%. Calculated in DKK, sales in the first three quarters were 3% higher than in the same period last year, at DKK 4,520 million compared with DKK 4,373 million.
- Operating profit increased by 15% to DKK 836 million from DKK 729 million. The operating profit margin was 18.5% compared with 16.7%.
- Profit before tax rose by 9% to DKK 820 million from DKK 754 million in 2003. Net financial costs were DKK 16 million, compared with net financial income of DKK 25 million.
- Profit after tax rose by 13% to DKK 608 million from DKK 539 million. Earnings per share were DKK 8.7, an increase of 16%.
- Free cash flow was DKK 780 million compared with DKK 729 million.
- Water and energy utilisation improved by 16% and 13% respectively.
- The new product HyaCare®, hyaluronic acid, is now ready to be marketed.
- The share buy-back programme for the year is being extended by up to DKK 200 million, giving a total framework for the year of DKK 850 million.

Outlook for 2004

The outlook for growth in operating profit is being adjusted upwards to approximately 11%, despite exchange rate movements. Growth in profit after tax is now expected to be 8% rather than 7%. The outlook for free cash flow before acquisitions is being adjusted upwards to approximately DKK 1 billion.



Profit/loss and balance sheet

(DKK million)	9 months 2004	9 months 2003	% change YTD / YTD	Q3 2004	Q3 2003	% change Q3 / Q3
Net turnover	**4,520**	**4,373**	**3**	**1,544**	**1,533**	**1**
- Enzymes	4,289	4,171	3	1,477	1,461	1
- Microorganisms	231	202	14	67	72	(7)
Gross Profit	**2,424**	**2,254**	**8**	**820**	**770**	**6**
- Enzymes	2,301	2,150	7	786	732	7
- Microorganisms	123	104	18	34	38	(11)
Operating Profit (EBIT)	**836**	**729**	**15**	**314**	**271**	**16**
- Enzymes	814	716	14	312	268	16
- Microorganisms	22	13	69	2	3	(33)
Operating profit margin	18.5	16.7	-	20.3	17.7	-
Net financials	(16)	25	-	(4)	(19)	-
Profit before tax	**820**	**754**	**9**	**310**	**252**	**23**
Tax	213	213	0	80	73	10
Minority interests	1	(2)	-	0	(1)	-
Net profit	**608**	**539**	**13**	**230**	**178**	**29**
Earnings per DKK 10 share	**8.7**	**7.5**	**16**	**3.3**	**2.5**	**35**
Avg. no. of A/B shares, diluted (Million)	70.2	72.1	(3)	69.6	72.5	(4)
Free cash flow	**780**	**729**	**7**	**303**	**394**	**(23)**

Ave. number of A/B shares, diluted, is calculated using the method prescribed by IAS 33. Calculation of earnings per share is also calculated using the same method. The accounting policies are unchanged from the Group financial statement for 2003 of January 29, 2004. The accounts have not been audited.

Net turnover

Net turnover was DKK 4,520 million, which is 3% above the level achieved in the first three quarters of 2003. Growth calculated in local currencies was 7%.

Sales by industry

(DKK million)	9 months 2004	9 months 2003	% change	Q3 2004	Q3 2003	% change
Enzymes	**4,289**	**4,171**	**3**	**1,477**	**1,461**	**1**
-technical enzymes	2,691	2,628	2	931	908	3
-detergent enzymes	1,555	1,546	1	525	529	(1)
-other technical enzymes	1,136	1,082	5	406	379	7
-food enzymes	1,068	1,084	(1)	373	399	(7)
-feed enzymes	530	459	15	173	154	12
Microorganisms	**231**	**202**	**14**	**67**	**72**	**(7)**
Net turnover	4,520	4,373	3	1,544	1,533	1

Sales by geographical area

(DKK million)	9 months 2004	9 months 2003	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	1,988	1,976	1	0	1
North America	1,366	1,299	5	(8)	13
Asia Pacific	826	791	4	(6)	10
Latin America	340	307	11	(5)	16
Net turnover	4,520	4,373	3	(4)	7

Novozymes A/S
Stakeholder Communications
2004-32579-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Calculated in local currencies, sales growth was satisfactory, with double-digit growth rates being achieved in all geographical areas except Europe, where growth in sales was negatively affected by trends in the American baking industry, which Novozymes' European distributors sell to. Growth in Latin America continues to be characterised by increased sales within the feed industry, while sales to North America are showing high rates of growth, driven by increased sales to the fuel ethanol and brewing industries, and sales of microorganisms.

Sales of enzymes

Sales of **technical enzymes** were 2% above the level in the equivalent period of 2003.

Sales of **detergent enzymes** were 1% higher than in 2003. Calculated in local currencies, the sales growth was higher. Sales of **other technical enzymes** rose by 5%, despite very unfavourable exchange rates. Sales of enzymes for the production of fuel ethanol continue to show high growth rates, and sales of pharmaceutical proteins have also shown good growth.

Seen in relation to the equivalent period of 2003, it is again sales of enzymes for fuel ethanol and pharmaceutical proteins which have grown significantly in the third quarter.

Sales of **food enzymes** rose, measured in local currencies, while growth was reduced by 1% measured in DKK. Sales to the baking industry continue to be negatively affected by lower bread consumption in the USA, while sales to the brewing industry in the USA have been favourably affected, partly due to an increase in the demand for low-carbohydrate beer produced using enzymes.

Taking the third quarter in isolation, sales have been negatively affected by the fact that sales to the wine and juice industry started in the second quarter of 2004, rather than in the third quarter as usual, cf. the Group financial statement for the first half of 2004 of August 4, 2004. The third quarter of 2003 was also a good quarter, which provides a challenging basis for comparison.

Sales of **feed enzymes** increased by 15%. Calculated in local currencies, sales growth was significantly higher, as an increasing proportion of sales is in USD and USD-related currencies.

Sales rose by 12% in the third quarter of 2004, which is very satisfactory seen in the light of the stock building by distributors in the second quarter.

Sales of microorganisms

Sales of **microorganisms** rose by 14%. Growth has been negatively affected by exchange rate movements, as this business segment is primarily USD-related, but positively affected by acquisitions made in 2003.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 1% to DKK 3,684 million. The relatively modest rate of increase was positively affected by lower exchange rates.

The gross margin rose from 51.5% to 53.6%, mainly as a result of productivity improvements in production. This increase has been achieved despite higher prices for raw materials.

Administrative costs were on a par with the first three quarters of 2003, while sales and marketing costs rose in line with the growth in sales.

Research and development costs rose more than the growth in sales, partly as a result of increased costs relating to new projects outside the enzymes business area.

Novozymes A/S
Stakeholder Communications
2004-32579-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Other operating income was DKK 22 million, compared with DKK 31 million in 2003. Seen in relation to the same period in 2003, a lower level of support was received from the US Department of Energy in connection with research into biomass.

Depreciation and amortisation charges totalled DKK 372 million, compared with DKK 377 million in the equivalent period of 2003.

Operating profit

Operating profit rose by 15% to DKK 836 million, DKK 814 million of which relates to enzymes and DKK 22 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 19.0 for enzymes and 9.5 for microorganisms.

Net financials

Net foreign exchange gains are due to realised and unrealised gains, primarily on the hedging of exposures to the USD and JPY. Foreign exchange gains were significantly lower in the first three quarters of 2004 than in the equivalent period of 2003, as the fall in the value of the dollar has been relatively smaller this year.

(DKK million)	9 months 2004	9 months 2003
Net foreign exchange gain/(loss)	19	72
Net interest expenses	(25)	(38)
Other financials	(10)	(9)
Total financials	**(16)**	**25**
Net interest-bearing debt, end	808	863

Profit before and after tax

Novozymes generated profit of DKK 820 million before and DKK 608 million after tax, corresponding to rises of 9% and 13% respectively compared with 2003.

Cash flow, investments, acquisitions

A minor stock building in the first three quarters together with an increase in total debtor balances have had a negative effect on cash flow from operating activities.

Cash flow from investing activities has been positively affected by one-off items related to redemption of dollar-hedging transactions. The amount in question is DKK 131 million. The level of investment has also been lower than in 2003.

(DKK million)	9 months 2004	9 months 2003
Cash flow before change in working capital	937	1,047
Cash flow from operating activities	853	1,239
Cash flow from investing activities	(73)	(510)
Free cash flow	**780**	**729**
Cash flow from financing activities	(723)	(944)
Net cash flow	**57**	**(215)**
Acquisitions	0	181

Novozymes A/S
Stakeholder Communications
2004-32579-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Balance sheet and developments in shareholders' equity

Shareholders' equity amounted to DKK 4,003 million at the end of September 2004, compared with DKK 4,144 million on January 1, 2004. Shareholders' equity was increased by the net profit for the period and currency translation adjustments in respect of subsidiaries' net assets, but reduced by dividend payments and share buy-backs.

A dividend of DKK 217 million was paid for 2003.

Purchase of own shares, reduced by exercise of share options (DKK 33 million), decreased shareholders' equity by DKK 543 million in the period.

The holding of own shares as at today's date consists of 5,074,615 B shares, equivalent to 7.0% of the share capital. Since January 29, 2004, own shares worth DKK 588 million have been purchased as part of a major share buy-back programme; the total value of the programme over the year is expected to be up to DKK 850 million.

Assets (DKK million)		**Liabilities** (DKK million)	
		Shareholders' equity beginning of 2004	4,144
		Retained earnings	608
Intangible fixed assets	521	Dividend paid	(217)
Tangible fixed assets	3,630	Purchase of own shares, net	(543)
Financial fixed assets	0	Currency translation adj. for net assets, etc.	11
Total fixed assets	**4,151**	**Shareholders' equity end Sept. 2004**	**4,003**
Stocks	1,174	**Minority interests**	**24**
Debtors	1,663	**Total provisions**	**959**
Securities	93	Total long-term liabilities	1,370
Cash at bank and in hand	528	Total current liabilities	1,253
Total current assets	**3,458**	**Total liabilities**	**2,623**
Total assets end Sept. 2004	**7,609**	**Total liabilities and shareholders' equity end Sept. 2004**	**7,609**

Outlook for 2004

The key sales currencies are weaker against the DKK than the average rates in 2003 and also weaker than the exchange rates on August 3, 2004, on which the previous outlook was based.

(DKK)	USD	JPY	CNY
Average exchange rate for 2003	659	5,68	79,12
Spot rate, Aug. 3 2004	619	5,58	74,73
Spot rate, Oct. 26, 2004	582	5,45	70,00
Development vs average for 2003	-12%	-4%	-12%

The outlook for growth in net profit is being adjusted upwards to 8%. Growth in operating profit is being adjusted upwards to approximately 11%, despite exchange rate movements. The figures are based on the assumption that exchange rates will remain at their present levels for the rest of the year, especially the USD, USD-dependent currencies and the JPY against the DKK.

The outlook for the year is thus:

- Growth in net turnover of close to 4% in DKK, while growth in local currency terms is estimated to be around 8%. Less favourable exchange rates are thus expected to reduce sales growth by more than 4 percentage points.

Novozymes A/S
Stakeholder Communications
2004-32579-01

Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

- Growth in operating profit of approximately 11%. Operating profit will be negatively affected by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Growth has been positively affected by approximately 1% as a result of the research funding from the US Department of Energy being extended.
- Operating profit margin of approximately 18%.
- Net financial costs of DKK 20-30 million. Net financials are expected to be positively affected by currency hedging gains. Expected net cash flows in USD and JPY have been hedged for 2004.
- Growth in net profit of 8%.
- Free cash flow before acquisitions of approximately DKK 1 billion. Investment in tangible fixed assets before acquisitions in the period 2003-2005 is now expected to be lower than the level of depreciation and amortisation charges for the equivalent period. As accumulated investments for 2003-2004 are expected to be significantly below depreciation and amortisation charges for the equivalent period, the level of investment for 2005 is estimated to be above the level of depreciation and amortisation charges for the year but clearly within the overall framework published on February 5, 2003.
- Return on invested capital after tax of 16-17%.

Environmental and social discussion

This Stock exchange announcement contains selected results within the environmental and social area. This is being done to provide a broader picture of Novozymes, and is a natural extension of the requirements of the Danish Company Accounts Act relating to reporting of non-financial aspects.

Definitions of the individual indicators can be found in the Novozymes Report 2003 under Accounting policies, pages 13-15 of Accounts and Data, see www.novozymes.com.

Enviromental and social results	9 months 2004	9 months 2003
Eco-Productivity Index, water	116	107
Eco-Productivity Index, energy	113	108
Frequency of occup. accidents per million working hours	7.4	7.6
Frequency of occup. diseases per million working hours	0.8	3.3
Employees, total	3,963	3,839
Yearly job creation		
- Growth in numbers of employees, acquisitions	0	14
- Growth in numbers of employees, organic	91	87

Water and energy – effective utilisation of resources

The target for 2004 is to improve the eco-productivity index for water and energy by 5% or, in other words, to improve utilisation of water and energy per enzyme unit produced by 5% compared with consumption in 2003. The improvement in eco-productivity in the first three quarters of 2004 was 16% for water and 13% for energy. Both indices are higher than in the same period of 2003. As expected, there has been a fall in the indices compared with the first half of 2004, as a result of holidays and the need for additional cooling.

Novozymes A/S
Stakeholder Communications
2004-32579-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Occupational accidents resulting in absence, and occupational diseases

The frequency of reported occupational accidents resulting in absence was 7.4, compared with 7.6 in the same period of 2003. The negative trend in accident figures earlier in the year has thus been reversed, as the initiatives launched previously now appear to be starting to take effect. The target for 2004 is to reduce the frequency of occupational accidents; however this may be hard to achieve as the number of occupational accidents in the fourth quarter of 2003 was very low.

The frequency of occupational diseases has fallen to 0.8 in 2004, from 3.3 in the equivalent period of 2003.

Job creation

The growth in the number of employees is exclusively organic, as there have not been any acquisitions in the first three quarters of the year. In geographical terms, China accounts for the largest share of the increase.

Business development outside the enzyme area

The new product HyaCare®, hyaluronic acid produced using microorganisms, is now ready to be marketed to the cosmetics industry. Work to make HyaCare ready for sale within the medical device and pharmaceutical industries is progressing satisfactorily.
If the launch of hyaluronic acid is a success, investment in a separate production facility is likely.

Financial calendar

The Group financial statement for 2004 is expected to be published on January 31, 2005.
A financial calendar for the whole of 2005 will be sent out in January 2005.

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2004. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, October 27, 2004
Board of Directors
Novozymes A/S

Contact persons

Media relations:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investor Relations:

Outside the USA and Canada:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Appendix 1

	2004			2003				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3/Q3
Enzymes	**1,477**	**1,452**	**1,360**	**1,371**	**1,461**	**1,331**	**1,379**	1
- technical enzymes	931	897	863	865	908	858	862	3
- detergent	525	512	518	506	529	502	515	(1)
- other technical	406	385	345	359	379	356	347	7
- food enzymes	373	367	328	329	399	333	352	(7)
- feed enzymes	173	188	169	177	154	140	165	12
Microorganisms	**67**	**83**	**81**	**59**	**72**	**65**	**65**	(7)
Net turnover	**1,544**	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	1

	2004			2003				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3/Q3
Europe, Middle East & Africa	695	663	630	669	713	610	653	(3)
North America	452	471	443	403	445	439	415	2
Asia Pacific	281	278	267	253	255	257	279	10
Latin America	116	123	101	105	120	90	97	(3)
Net turnover	**1,544**	**1,535**	**1,441**	**1,430**	**1,533**	**1,396**	**1,444**	1

Novozymes A/S
Stakeholder Communications
2004-32579-01
Krogshoejvej 36
DK-2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

November 1, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 32, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	October 29, 2004	2,585	DKK 677,450	75,751	DKK 19,619,509

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

November 8, 2004

Novozymes and Solvay to collaborate on digestive enzymes

Solvay Pharmaceuticals and Novozymes A/S have entered a collaboration to develop new products for enzyme replacement therapy for patients suffering from pancreatic exocrine insufficiency, e.g., due to cystic fibrosis or after pancreatic surgery.

It is estimated that 880,000 people worldwide suffer from pancreatic exocrine insufficiency (PEI). Patients with PEI have trouble digesting food and getting the proper nutrients from what they eat which can lead to malnutrition. PEI is caused by diseases and conditions such as cystic fibrosis (80,000 patients), chronic pancreatitis and pancreatic surgery. Especially for cystic fibrosis patients, pancreatic enzymes are a cornerstone of treatment.

Novozymes and Solvay Pharmaceuticals (a business unit of Solvay S.A., Belgium) expect to develop a mixture of biotechnologically tailored digestive enzymes. The enzymes under development are expected to show an efficacy profile close to that of the human pancreatic enzymes which should make the treatment even better than today's products. The two companies have perfect matching technologies for this project as Novozymes is the world leader in enzymes and Solvay Pharmaceuticals is the market leader within products for the treatment of pancreatic exocrine insufficiency. CREON®, the Solvay product line, is the most prescribed pancreatic enzyme preparation in the world.

Per Falholt, Executive Vice President for R&D and Chief Science Officer at Novozymes: "The research project we have entered into with Solvay Pharmaceuticals is a partnership between two companies who are champions in their fields. The partnership has very interesting potentials and we are happy to be able to work on improved products for enzyme replacement therapy. This is a true example of how Novozymes can use our enzyme-based biotechnology in new and exciting areas outside our core businesses".

The companies have decided to maintain confidentiality of the specific financial terms of the contract, but the collaboration agreement is expected to have a slightly positive effect on Novozymes' operating profit for 2004 due to payment from Solvay of development costs.

Contacts:

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Investors:

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes A/S
Stakeholder Communications
2004-40139-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
2004-40139-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

November 8, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 33, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	November 5, 2004	-734	DKK 192,675	76,529	DKK 20,127,127

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27